Exhibit 99.1
YINGLI GREEN ENERGY APPOINTS NEW
CHIEF TECHNOLOGY OFFICER
BAODING, China — February 3, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced the appointment of Dr. Dengyuan Song to the position of Chief Technology Officer. Dr. Song will oversee Yingli Green Energy’s research and development initiatives, particularly the development of state-of-the-art and cost-competitive PV products as an integral part of the Company’s overall business strategies. Dr. Song will replace Dr. Guoxiao Yao, who has resigned to pursue other interests.
Dr. Song has more than 27 years of experience in the research and development of solar cells, silicon materials, and semiconductor PV devices in both Australia and China, including nearly 10 years of research and development in silicon-based solar cells, polycrystalline silicon thin-film solar cells and third-generation solar cells at the ARC Photovoltaics Centre of Excellence at the University of New South Wales in Sydney, Australia. Prior to joining UNSW, Dr. Song served as a professor at Hebei University in China, where his teaching and research covered a broad spectrum of topics, including solar cells, silicon materials, photoelectric devices and automation engineering. Dr. Song has published and presented over 150 papers in scientific and technical journals and at various PV industry conferences.
“I am very pleased to welcome Dr. Song to the Yingli team,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We believe Dr. Song’s deep industry knowledge and extensive technical expertise will contribute to our leadership in the renewable energy sector. We have always recognized the importance of improving yield rates, increasing cost savings and enhancing cell conversion efficiencies. We look forward to having Dr. Song lead our efforts in these areas while strengthening our focus on innovation and the creation of superior technology throughout the company.”
“We greatly appreciate the contributions Dr. Yao made during his tenure at Yingli and we wish him the best in his future endeavors,” Mr. Miao concluded.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green

Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail:ir@yinglisolar.com

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